GREAT WALL ACQUISITION CORPORATION
66 Madison Avenue, 15th Floor
New York, New York 10021
November 27, 2006
Mr. John Reynolds
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:	Great Wall Acquisition Corporation
Registration Statement on Form S-4
Amendment 5 Filed November 14, 2006
File No. 333-134098
Dear Mr. Reynolds:
     The following are the responses of Great Wall Acquisition Corporation / ChinaCast Communication Holdings Limited to comments received from the Staff of the Securities and Exchange Commission in the letters dated November 15th and November 16th, with respect to Great Wall’s Registration Statement on Form S-4 (Amendment No. 5) filed on November 14, 2006. The discussion below is presented in the order of the numbered comments in the Staff’s letters.
     In connection with conversations our counsel has had with the Staff recently, we have inquired with our Singapore counsel as to whether it is possible to announce the tender offer prior to the Great Wall stockholder meeting (during the notice period). We were advised that it is not technically permissible under Singapore law, however, Singapore counsel may request an exception. We were advised by Singapore counsel that it is highly unlikely that such as exception would be granted.
     We have explored several other ways to further adjust the timeframe set forth in our letter to the Staff dated November 20, 2006 (effectiveness of the S-4 by November 30, 2006). The dates set forth therein assume mailing of the proxy statement and tender offer materials on business days.
     We do not anticipate that the timeline can be adjusted beyond December 1, 2006 even if we conclude that weekend days may be used. We will provide further guidance when available.
November 15th Letter
General
1.	We note your response to comment two from our letter of November 8, 2006, especially that the facts and circumstances of this transaction “are distinguishable from the context contemplated by the Aircraft Carrier Release” and that, therefore the “Aircraft Carrier Release” is inapplicable. We further note your response asserts that, though distinguishable, “the facts and circumstances... would permit registration of the ChinaCast majority.” If the Aircraft Carrier Release is inapplicable, it would appear that compliance by Great Wall with Section 5 of the Securities Act of 1933 (the “Act”), and or an exemption from the application of Section 5 needs to be addressed. In the absence of resolving these issues, we suggest that you consider submitting substantive amendments to correct the other deficiencies noted below in the form of a Schedule 14A.

In analyzing the application of Section 5, you should address in adequate detail the following factors:
•	Section 5 of the Act requires that, absent an exemption, any offer or offer and sale of a security must be registered and a prospectus complying with Section 10 of the Act must be delivered to investors in connection with such an offering;

•	It would appear that, in executing the Letters of Undertaking in September 2005, the majority of the shareholders of ChinaCast made an investment decision with respect to the acquisition by Great Wall of a majority interest in ChinaCast without benefit of a Section 10 prospectus and therefore in violation of Section 5 of the Act, absent the application of an exemption;

•	By executing the Letters of Undertaking, the majority of the shareholders of ChinaCast assured the success of the follow-on tender offer (i.e., that Great Wall would own a majority interest in ChinaCast) such that no meeting of the shareholders of ChinaCast to vote on and approve the transaction was deemed necessary;

•	Generally, it is believed that in transactions involving lock-up or similar agreements, the investment decision has been made, and thus, absent compliance with the exception provided by the Aircraft Carrier Release, the issuance of such shares can not be accomplished through the filing of a registration statement under the Act;

•	The exemption provided by the Aircraft Carrier Release allows for the registration of the issuance of shares subject to lock-up agreements if the following three conditions are met:
     (i)     The lock-up agreements involve only executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of the company being acquired;
     (ii)     the persons signing the agreements own less than 100% of the voting equity securities of the company being acquired; and
     (iii)     Votes will be solicited from the shareholders of the company being acquired who have not singed the agreements and who would be ineligible to purchase in an offering under Section 4(2) or 4(6) of the Securities Act of Rule 506 of Regulation D;
•	You have indicated to the Staff that certain shareholders who were solicited and executed Letters of Undertaking did not fall within enumerated categories listed in condition one of the exception provided by the Aircraft Carrier Release, as further limited by the Current Issues Outline;

•	You have also indicated to the Staff that you have conducted a valid Regulation S offering in connection with obtaining the Letters of Undertaking while simultaneously conducting a 4(2) exempt offering to certain U.S. shareholders of ChinaCast but have not provided us detail as to the workings of such offerings;

•	As stated above, ChinaCast is not having a meeting of stockholders at which a vote with respect to the proposed transaction will be considered; and, therefore, the requirement that a vote be taken, as noted in the third condition of the Aircraft Carrier Release, will not appear to have been met. Moreover, you have not addressed the other requirement set forth in the third condition of the Aircraft Carrier Release that “The last two conditions would make certain that registration under the Securities Act is required to accomplish the business combination. Where no vote is required or 100% of the shares are locked up, no investment decision would be made by non-affiliated shareholders and the transaction would have been completed via the lock-up agreement.”;

•	It does not appear that effectiveness of any registration statement and the issuance of registered shares are conditions to the offer. Moreover, your disclosure clearly sets forth that only obtaining a majority of the ChinaCast shares is necessary for consummation of the transaction. Such a result appears to be possible by means of the Letters of Undertaking you have already obtained; and

•	We note that the proposed structure of the transaction contemplates a tender offer by Great Wall of all the issued and outstanding shares of ChinaCast in which the ChinaCast shareholders may elect to receive either cash, or shares of Great Wall common stock in exchange for their ChinaCast shares, or they may elect to retain their ChinaCast shares.
          Please revise or advise. We may have further comment.
Response to Comment 1
     We understand that Section 5 of the Securities Act of 1933, as amended (the “Act”), requires that, absent an exemption, any offer or offer and sale of a security must be registered and a prospectus complying with Section 10 of the Act must be delivered to investors in connection with such an offering. In executing the Letters of Undertaking in September 2005, the ChinaCast Majority shareholders made an investment decision with respect to an acquisition of Great Wall shares resulting in the acquisition by Great Wall of a majority interest in ChinaCast without benefit of a Section 10 prospectus in reliance upon exemptions from the Act. By executing the Letters of Undertaking, the majority of the shareholders of ChinaCast assured the success of the follow-on tender offer (i.e., that Great Wall would own a majority interest in ChinaCast) such that no meeting of the shareholders of ChinaCast to vote on and approve the transaction was deemed necessary. Generally, it is believed that in transactions involving lock-up or similar agreements, the investment decision has been made, and thus, absent compliance with the exception provided by the Aircraft Carrier Release, the issuance of shares to parties to the lock-up agreements cannot be registered under the Act on a Form S-4 for the transaction. The Release provides that “. . . Those offers and sales could not be included in the registration statement for the Offering to the persons not entering into the lock-up agreements. The Release goes on to say “. . . the proposed rule would allow registration of those offers and sales when . . .” and if the following three conditions are met:
(i)	The lock-up agreements involve only executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of the company being acquired;

(ii)	The persons signing the agreements own less than 100% of the voting equity securities of the company being acquired; and

(iii)	Votes will be solicited from the shareholders of the company being acquired who have not singed the agreements and who would be ineligible to purchase in an offering under Section 4(2) or 4(6) of the Securities Act of Rule 506 of Regulation D.
     Although we have made certain arguments that the shareholders who entered into the lock-up agreements do not require protections of prospectus and registration agreements, the persons that executed the Letters of Undertaking did not all specifically fall within enumerated categories listed in condition one of the exception provided by the Aircraft Carrier Release, as further limited by the Current Issues Outline, since a small number of the parties did not constitute management or a significant shareholder (although we believe Letters of Undertaking were validly obtained under Regulation S). We believe that we conducted a valid Regulation S offering in connection with 43% of the 51% of the shares subject to the lock-up agreements (these shareholders fall within the category specified in condition one). We obtained a Letter of Undertaking from one shareholder pursuant to a Section 4(2) exempt offering, which also falls within the category of condition one. The balance do not fall within the specified categories. We are providing you a detailed explanation of the workings of these offerings in our response to comment number 2.
     The ChinaCast transaction does clearly meet the second condition since shareholders owning 51% of the outstanding shares have signed the lock-up. With respect to the third condition, ChinaCast is not having a meeting of stockholders at which a vote with respect to the proposed transaction will be considered; and, therefore, the requirement that a vote be taken, as noted in the third condition of the Aircraft Carrier Release, will not appear to have been met. We note that the other requirement set forth in the third condition of the Aircraft Carrier Release provides that “The last two conditions would make certain that registration under the Securities Act is required to accomplish the business combination. Where no vote is required or 100% of the shares are locked up, no investment decision would be made by non-affiliated shareholders and the transaction would have been completed via the lock-up agreement.”
     Therefore, since the ChinaCast transaction does not technically meet the three conditions of the Aircraft Carrier Release, it is understood that the shares owned by the ChinaCast Majority should not be included in the Registration Statement. However, we have included the shares owned by the non-locked-up ChinaCast shareholders within the Registration Statement since, pursuant to the subsequent tender offer, each would be making an individual investment decision despite the absence of a “vote” on the overall transaction itself. The tender offer requires individual decisions by such shareholders to tender their shares for cash or Great Wall common stock or not to tender and retain their ChinaCast shares. The locked-up shareholders do not determine the fate of the unaffiliated shareholders with respect to this decision. Unlike a statutory merger, a tender offer requires individual shareholders to make individual decisions: it substitutes individual autonomous choice for collectivist majority rule. In the statutory merger context, the majority can “drag” the minority to the transaction. This is not the case here. Each individual minority shareholder has the opportunity to decide whether to tender his or her shares into the Offer or not. They have the right to remain as shareholders of the target, which is not present in the statutory merger context.
     Each minority shareholder will be able to elect among three investment alternatives, i.e., tender his shares and elect to receive cash; tender his shares and elect to receive Great Wall stock; or retain his ChinaCast shares and not tender. This opportunity presents the unaffiliated ChinaCast shareholders with the quintessential “investment decision:” whether to buy, sell or hold, and is independent of the decisions of the ChinaCast Majority. Not only is the form of consideration, if any, to be received by the unaffiliated minority not determined by the ChinaCast Majority, but the very decision of each individual minority shareholder whether or not to participate in the transaction at all is left to him or her, independent of the ChinaCast Majority’s decision.
     These separate investor decisions should be made with the benefit of disclosure to the unaffiliated shareholders in a separate registration statement. These shareholders should be presented with the appropriate registration materials to help them determine whether to retain the shares they currently own or tender them for shares in another company. Indeed, the facts here are more compelling than in public company acquisition structures such as statutory mergers in which a locked-up majority determines the unaffiliated minority’s fate, and in which the Outline suggests registration of shares to be acquired by non-locked-up minority shareholders should be permissible. In the proposed ChinaCast transaction, it confronts each and every non-locked-up shareholder directly.
     In summary, we believe that the facts and circumstances of the ChinaCast transaction (which includes a follow-on tender offer) warrant an interpretation permitting registration of shares to be acquired by non-locked-up ChinaCast shareholders in the Offer.

2.	Please provide a detailed legal analysis as to the manner by which what you describe as a “valid Regulation S offering” complies with Regulation S including, but not limited to:
•	in tabular format, the identity, domicile for Regulation S purposes (including how such domicile was determined), and ownership percentage of each shareholder solicited, as well as the categor(ies) contained in condition one of the Aircraft Carrier Release lock-up exemption that such party would fall within and the basis for such categorization; and

•	the manner by which the prohibition of directed selling efforts in the United States contained in Regulation S was met,
Your analysis will be forwarded to the Office of International Corporation Finance for its review.
Response to Comment 2
     The identity, domicile, and relationship with ChinaCast of each member of the ChinaCast Majority and other persons solicited is set forth below. We believe that the relationships of the investors to ChinaCast do not affect the validity of the Regulation S offering, but would be relevant only if the Great Wall securities to be issued to them were to be included in the registration statement for the business combination, which, as noted, they will not be. As can be seen, each of the solicited investors is resident outside the United States except for Intel Pacific, Inc. and Hughes Network Systems, both of which incorporated in Delaware. We have been advised that each investor was solicited personally, without any advertisements being used, and accordingly that there were no directed selling efforts in the United States. We also have been advised that the personal solicitations were made by communications to the investors or, in the case of investors who are entities, to their representatives, who were outside the United States at the time any communication constituting an offer was made, and accordingly that the offers were made in offshore transactions. The ChinaCast Majority will receive restricted securities that cannot be transferred absent registration or an exemption from the registration requirements of the Securities Act of 1933 and will be required to agree not to hedge the securities. Accordingly, the requirements of Rule 903(a) and (b)(3)(iii) have been met, except that Intel Pacific is a U.S. person.
     With regard to Intel Pacific and Hughes Network Systems, we note that Release 6863 states that “[o]ffshore transactions made in compliance with Regulation S will not be integrated with ... domestic offerings that satisfy the requirements for an exemption from registration under the Act, even if undertaken contemporaneously.” Based on the facts set forth above and the quoted language, we believe that the securities were offered to Intel Pacific and Hughes Network Systems in separate offerings exempt under Securities Act Section 4(2) that did not impair the validity of the Regulation S offering to the other investors that were solicited, including the ChinaCast Majority.

	Name, address, entity domicile	Shares owned	% of O/S	Relationship
1.	Super Dynamic Consultancy Limited 15/F, Ruoy Chai International Building No. 8 Yong An Dong Li, Jian Guo Men Wai Avenue Beijing 100022, People’s Republic of China	67,326,820	15.24%	BVI Entity. Yin Jian Ping, ChinaCast’s Chairman owns approximately 31% of Super Dynamic and has voting and dispositive power of the Shares owned by this entity. The remaining shareholders of this entity have addresses outside the United States.
2.	Technology Venture Investments Limited Room 3101, 118 Connaught Road West, Hong Kong	66,074,441	14.96%	BVI entity. Chan Tze Ngon, ChinaCast’s Director and CEO owns approximately 18.6% of Technology Venture Investments Limited and has voting and dispositive power of the Shares owned by this entity. The remaining shareholders of this entity have addresses outside the United States.
3.	Intel Pacific, Inc. 32F, Two Pacific Place, 88 Queensway, Central, Hong Kong	22,222,918	5.03%	Incorporated in Delaware and wholly-owned by Intel Corporation. Shareholder that invested in ChinaCast before its IPO.
4.	Wang Yu Huei 5 Shenton Way, #35-04 UIC Building, Singapore 068808	12,863,000	2.91%	Shareholder that bought shares in market after ChinaCast’s IPO
5.	Asia Capitol Technology Partners Limited Room 909-10, 9F MLC Millennia Plaza, 663 King’s Road, North Point, Hong Kong	12,026,155	2.72%	BVI entity. Original shareholder before ChinaCast's IPO
6.	Panwell Investments Limited[3] Room 3201-02, 32 Floor Alexandra House, 16-20 Chater Road, Central, Hong Kong	5,276,358	1.19%	Hong Kong entity wholly-owned by a former employee of ChinaCast. Shareholder that invested in ChinaCast before its IPO.
7.	Wu Cai Yu Room 401, No. 16 Alley 333, Wei Hai Road, Shanghai 200041, People’s Republic of China	5,276,358	1.19%	Shareholder that bought shares in market after ChinaCast’s IPO
8.	Yang Yong Shi No. 853 Ping Liang Road, Shanghai 200082, People’s Republic of China	4,921,492	1.11%	Shareholder that bought shares in market after ChinaCast’s IPO
9.	GC&C Holdings Limited 12F, No. 139 Cheng Chou Road, Taipei, Taiwan 103, Republic of China	4,679,468	1.06%	Cayman Islands entity. Shareholder that invested in ChinaCast before its IPO.
10.	Sergio Ventures Limited 1/F, 15 Tai Tan Village, Sai Kung, Hong Kong	4,031,510	0.91%	BVI investment holding company wholly-owned by Chui Keung Wah, ChinaCast’s previous Chief Technology Officer
11.	Isthoch Assets Limited Unit 502, Block L Kornhill, 39-41 Hong Yue Street, Hong Kong	3,015,755	0.68%	BVI investment holding company wholly-owned by Ma Jim Lok, ChinaCast’s VP of Finance
12.	Zhang Jin Hua Room 501, No. 10 Alley 623, Miaojing Road, Chuansha City, Shanghai 201200, People’s Republic of China	2,830,341	0.64%	Shareholder that bought shares in market after ChinaCast’s IPO
13.	Time Global International Limited 15 Floor, Ruoy Chai International Building, No. 8 Yong An Dong Li, Jian Guo Men Wai Avenue, Beijing 100022, People’s Republic of China	1,749,107	0.40%	BVI investment holding company wholly-owned by Li Wei, ChinaCast’s Chief Operating Officer
14.	Kenbell Management Limited Flat A, 2nd Floor Block 8, City Garden, North Point, Hong Kong	1,723,287	0.39%	BVI investment holding company wholly-owned by Chow Siu Lam Cliff, ChinaCast’s previous Chief Financial Officer

	Name, address, entity domicile	Shares owned	% of O/S	Relationship
15.	Liao Zhen Room 3201-02, 32 Floor Alexandra House, 16-20 Chater Road, Central, Hong Kong	1,700,000	0.38%	Shareholder that bought shares in market after ChinaCast’s IPO
16.	Wu Yao Room 301, No. 22 Alley 118, Ouyang Road, Shanghai 200092, People’s Republic of China	1,617,338	0.37%	Shareholder that bought shares in market after ChinaCast’s IPO
17.	Bostwicken Consultancy Limited Room 909-10, 9F MLC Millennia Plaza, 663 King’s Road, North Point, Hong Kong	1,507,878	0.34%	BVI investment holding company wholly-owned by Michael Santos, ChinaCast’s VP of Strategic Business Development
18.	Leung Kin Fo Room B, 41st Floor, Tower 7, Park Avenue, Mongkok, Kowloon, Hong Kong	1,400,000	0.32%	Shareholder that bought shares in market after ChinaCast’s IPO
19.	Yin Jian Ping 25/F, Qiang Sheng Mansion, No. 145 Pu Jian Road, Pudong District, Shanghai 200127, People’s Republic of China	1,000,000	0.23%	ChinaCast’s Chairman
20.	Stanley Chan Chi Kwong FLAT F, 23/F HONG WING COURT, HEALTHY VILLAGE, HONG KONG	1,000,000	0.23%	Shareholder that bought shares in market after ChinaCast’s IPO
21.	Chan Tze Ngon Room 909-10, 9TH Floor MLC Millennia Plaza, 663 King’s Road, North Point, Hong Kong	750,000	0.17%	ChinaCast’s Director and CEO
22.	Tang Chi Tang Flat 3, 4/F Block M, Chun Man Court, Ho Man Tin, Kowloon, Hong Kong	300,000	0.07%	Shareholder that bought shares in market after ChinaCast’s IPO
23	Cyber Smart Trading Limited C/o SUNeVision Holdings Ltd. 21/F, Sun Hung Kai Centre 30 Harbour Road Hong Kong	22,438,121	5.08%	BVI entity. Shareholder that invested in ChinaCast before its IPO. Did not execute Letters of Undertaking
24	Hughes Network Systems, LLC 11717 Exploration Lane, Germantown, MD 20876	62,966,736	14.25%	Delaware corporation. Shareholder that invested in ChinaCast before its IPO. Did not execute Letters of Undertaking
25.	Asdew Acquisitions Pte Ltd. 5 Shenton Way #35-04 UIC Building Singapore 068808	4,500,000	1.02%	A Singapore entity. Did not execute Letters of Undertaking
26.	Kevin Poon Villa 272 Grand Hills Jing Shun Road Chao Yang District Beijing 100015 China	700,000	0.16%	Did not execute Letters of Undertaking
27.	Duke Group Limited Unit 408 Millennium Tower 38 Xiao Yun Road Chao Yang District Beijing 100027 People’s Republic of China	5,276,358	1.59%	BVI investment holding company owned 31.4% by Li Wen, 21.8% by Zhu Liang and 46.8% by Casati Partners LLC, a company registered In Illinois. Shareholder that invested in ChinaCast before its IPO. Did not execute Letters of Undertaking
28.	Virtual Century Group Limited 1401 Stanhope house 738 King’s Road North Point Hong Kong	9,369,171	2.12%	BVI investment holding company Did not execute Letters of Undertaking

3.	In connection with comment one, above, please include a detailed analysis of your compliance with Rule 135 — Notice of Proposed Registered Offering in connection with Great Wall’s announcement of the tender offer in September 2005 and subsequent communications. We particularly note that it does not appear that the Legend or Limited Notice Content requirements contained in Section (a) of Rule 135 appear to have been met. Further, with respect to Regulation S and private placements, we note the statement contained in your response that the identities of such shareholders “cannot practicably be known.”
Response to Comment 3
     We believe that compliance with Rule 135 is unnecessary either because the communications published since announcement of the exchange offer in September 2005 did not constitute a notice of a proposed offering, or because the notice complied with Rule 165.
     We note, first, that Rule 165 permits offers and sales to be made, notwithstanding Section 5(c) of the Securities Act and that communications made after the filing of a registration statement need not satisfy Section 10 of the Act, if Rule 165 is complied with.
     We note further that in the July 2001 supplement to the Manual of Publicly Available Telephone Interpretations, Question B 1, the Division acknowledges that a communication that “is not an offer to sell or a solicitation of an offer to buy” does not require the Rule 165 exemption. Further, that a determination whether a communication constitutes an offer should be made by the transaction party and its counsel, “based upon the facts and circumstances, in accordance with traditional legal principles.” We infer from this that the Division does not consider all communications made by an issuer that has announced an intention to conduct an exchange offer to constitute an offer for purposes of the Securities Act. Likewise, we believe that a communication not constituting an offer can be published lawfully without complying with Rule 135.
     Below we analyze each communication published on the Singapore Stock Exchange with respect to ChinaCast, and information published or filed by Great Wall, during the period in question in light of the foregoing premises. In accordance with Question B.1, cited above, we have determined that a communication that does not refer to the exchange offer cannot be considered an offer for purposes of the Securities Act. We also understand from Question B.7 that information relating to an exchange offer made public by filing with a foreign regulator will not be considered an offer, if it provides no more information than has been filed with the SEC. Regarding certain of Great Wall’s filings, we note in Question B.13 that information relating to an exchange offered required to be filed does not constitute an offer.
     Further, with respect to the Staff’s comment regarding the statement in our previous response that the identities of such shareholders “cannot practicably be known,” we respectfully advise the Staff that this statement was a reference to the public minority, not the ChinaCast Majority.
Analysis of Information Published on the Singapore Stock Exchange

Date	Subject	Comment
2006
11/22	Pre-Conditional Voluntary Offer for ChinaCast by GWAC	Does not constitute an offer, because not intended and unlikely to condition market, except insofar as provides link to www.sec.gov; all information contained has been filed with SEC
11/16	Notice of a Substantial Shareholder’s Interest	Exchange offer/business combination not mentioned
11/15	GWAC has filed amendment to registration statement	Does not constitute an offer, because not intended and unlikely to condition market, except insofar as provides link to www.sec.gov; all information contained has been filed with SEC
11/14	3Q2006 earnings release	Exchange offer/business combination offer not mentioned
11/14	Value of 3rd Quarter Interested persons transactions	Exchange offer/business combination not mentioned
11/14	3Q2006 financial statement and dividend announcement	Exchange offer/business combination not mentioned
11/14	Request lifting of trading halt	Exchange offer/business combination not mentioned
11/14	Notice of a Substantial Shareholder’s Interest	Exchange offer/business combination not mentioned
11/14	Request trading halt	Exchange offer/business combination not mentioned
10/30	Notice of a Substantial Shareholder’s Interest	Exchange offer/business combination not mentioned
10/21	GWAC has filed amendment to registration statement	Does not constitute an offer, not intended and unlikely to condition market, except insofar as provides link to www.sec.gov; all information contained has been filed with SEC
10/21	Request lifting of trading halt	Exchange offer/business combination not mentioned
10/20	Reconciliation to US GAAP of IFRS 6/30/06 financial statements	Exchange offer/business combination not mentioned
10/20	Request lifting of trading halt	Exchange offer/business combination not mentioned
10/17	Notice of a Substantial Shareholder’s Interest	Exchange offer/business combination not mentioned
10/16	Notice of a Substantial Shareholder’s Interest	Exchange offer/business combination not mentioned
9/26	Notice of a Substantial Shareholder’s Interest	Exchange offer/business combination not mentioned
9/26	Notice of a Substantial Shareholder’s Interest	Exchange offer/business combination not mentioned
9/26	Notice of Director’s Interest and Change in Interest	Exchange offer/business combination not mentioned
9/25	Announcement in connection with offer of sale by substantial shareholder of ChinaCast shares, Technology Venture Investments, to ChinaCast CEO Ron Chan	Does not constitute an offer, because mandatory filing not intended to condition market; other than fact of sale, all information contained has been filed with SEC

Date	Subject	Comment
9/22	Notice of a Substantial Shareholder’s Interest	Exchange offer/business combination not mentioned
9/19	Notice of a Substantial Shareholder’s Interest	Exchange offer/business combination not mentioned
9/19	Notice of a Substantial Shareholder’s Interest	Exchange offer/business combination not mentioned
9/19	Correction of Name of Substantial Shareholder	Exchange offer/business combination not mentioned
9/15	Notice of a Substantial Shareholder’s Interest	Exchange offer/business combination not mentioned
9/12	GWAC has filed amendment to registration statement	Does not constitute an offer, not intended and unlikely to condition market, except insofar as provides link to www.sec.gov; all information contained has been filed with SEC
8/16	Presentation re 2Q2006 results	Exchange offer/business combination not mentioned
8/15	GWAC has filed amendment to registration statement	Does not constitute an offer, because not intended and unlikely to condition market, except insofar as provides link to www.sec.gov; all information contained has been filed with SEC
8/14	2Q2006 earnings release	Exchange offer/business combination not mentioned
7/20	GWAC has filed Form 8-K	All information contained has been filed with SEC
7/13	Announcement by GWAC of expiration and renewal of ChinaCast Majority undertakings	Mandatory filing; all information contained was filed with SEC
6/15	ChinaCast and Insurance Ass’n of China to launch e-learning network	Exchange offer/business combination not mentioned
5/17	Presentation of 1Q2006 financial information	Exchange offer/business combination not mentioned
5/15	1Q2006 financial statement and dividend announcement	Exchange offer/business combination not mentioned
5/15	1Q2006 earnings release	Exchange offer/business combination not mentioned
5/13	GWAC has filed registration statement	Does not constitute an offer, because not intended and unlikely to condition market, except insofar as provides link to www.sec.gov; all information contained has been filed with SEC

Date	Subject	Comment
4/28	Resolutions passed at Annual General Meeting	Exchange offer/business combination not mentioned
4/21	Reconciliation to US GAAP of IFRS 12/31/05 and pro forma 12/31/04 financial statements	Exchange offer/business combination not mentioned
4/18	Clarification of information in annual report in response to SGX inquiry	Exchange offer/business combination not mentioned
4/5	Notice of Annual General Meeting	Exchange offer/business combination not mentioned
3/22	Extension amendment of GWAC charter approved by stockholders	All information filed with SEC and nature of information unlikely to condition the market; more than eight months of cooling off between date of announcement and commencement of tender offer
3/21	ChinaCast board does not object to proposed extension of business combination cut-off date to 12/31/06	Does not constitute an offer, because nature of information unlikely to condition the market; more than eight months of cooling off between date of announcement and commencement of tender offer
3/16	Responding to SGX inquiry re trading, ChinaCast says it is unaware of information that would have significant effect on price or volume, but notes GWAC is applying to Securities Industry Council for extension of exchange offer	Does not constitute an offer, because nature of information unlikely to condition the market; more than eight months of cooling off between date of announcement and commencement of tender offer
3/16	SGX inquiry re trading	Exchange offer/business combination not mentioned
3/3	Presentation re 2005 financial results	Exchange offer/business combination not mentioned
3/1	2005 earnings release	Exchange offer/business combination not mentioned
3/1	2005 financial statement and dividend announcement	Exchange offer/business combination not mentioned
2/28	Appointment of management or substantial stockholder family member to office	Exchange offer/business combination not mentioned
2/15	ChinaCast to acquire English language school	Exchange offer/business combination not mentioned
1/11	ChinaCast expands e-learning business	Exchange offer/business combination not mentioned

Date	Subject	Comment
2005
12/29	Clarification of The Business Times and The Strait Times re business combination; company says it is providing GWAC with necessary information as previously agreed, but board can make no recommendation regarding merits of exchange offer	Does not constitute an offer, because nature of information unlikely to condition the market; more than 11 months of cooling off between date of announcement and commencement of exchange offer
12/28	Statement of status of pre-conditions to exchange offer	Nature of information unlikely to condition the market; more than 11 months of cooling off between date of announcement and commencement of exchange offer
12/28	Request for trading halt	Exchange offer/business combination not mentioned
12/28	Request for lift of trading halt	Exchange offer/business combination not mentioned
12/21	Presentation of 3Q2005 results	Exchange offer/business combination not mentioned
12/21	ChinaCast Fact Sheet makes brief mention of offer, but does not specify what the acquisition consideration would be	Information re offer previously was filed with SEC; does not condition market for GWAC shares, because doesn’t mention form of consideration
12/6	Reconciliation of GAAP to IFRS	Exchange offer/business combination not mentioned
12/5	Additional information re auditors’ letter	Exchange offer/business combination not mentioned
12/2	Auditors’ report re 3Q2005 financial statements	Exchange offer/business combination not mentioned
11/18	Response to SGX inquiry re 3Q2005 financial statements	Exchange offer/business combination not mentioned
11/14	Value of interested person transactions for 3Q2005	Exchange offer/business combination not mentioned
11/14	3Q2005 earnings release	Exchange offer/business combination not mentioned
11/14	3Q2005 financial statement and dividend announcement	Exchange offer/business combination not mentioned
1014	2005 presentation	Exchange offer/business combination not mentioned
10/29	Notice of substantial shareholder interest	Exchange offer/business combination not mentioned
10/29	Notice of substantial shareholder interest	Exchange offer/business combination not mentioned
9/15	Request for lift of trading halt	Exchange offer/business combination not mentioned
9/14	GWAC files Form 8-K	Same information as filed with SEC
9/14	Offer document	Same information filed with SEC; cooling off period greater than one year between date of offer and commencement of exchange offer
9/14	Request for trading halt	Exchange offer/business combination not mentioned

Analysis of Information Published or Filed by Great Wall

Date	Subject	Comment
2006
11/13	News release re record date for special meeting	Exemption pursuant to Rule 165; communication filed pursuant to Rule 425; applicable tender offer rules to be complied with
11/10	Form 8-K correcting information previously contained in published or filed documents	Required Exchange Act filings do not constitute a prospectus; voluntarily filed must comply with Rule 425 (July 2001 Supplement to Telephone Interpretations); the filing in question complies with Rule 425
8/30	Form 8-K re financial restatements	Text of report does not mention exchange offer/business combination
8/30	News release re financial restatement (also exhibit to Form 8-K of same date)	Reference to Form S-4 for business combination not intended and unlikely to condition market; no mention of exchange offer, therefore not an offer to buy or sell securities
7/18	Form 8-K re renewal of ChinaCast Majority undertakings	All information supplied relates to undertakings of ChinaCast Majority, therefore not an offer to purchase minority shares or sell securities to minority; same information as contained in Form S-4
3/21	Form 8-K furnishing news release announcing stockholder approval of extension charter amendment	No mention of exchange offer, therefore not an offer to buy or sell securities; same information as contained in proxy statement
3/8	Form 8-K reporting loan from stockholder and furnishing release announcing completion of review of proxy materials	No mention of exchange offer, therefore not an offer to buy or sell securities
2/28	Form 8-K announcing insider voting agreements re extension charter amendment	No mention of exchange offer, therefore not an offer to buy or sell securities
2005
9/14	Form 8-K announcing exchange offer	Required filing, therefore not a prospectus; however arguable whether all information contained was necessary to meet filing requirements; legends citing SEC filings might not precisely meet Rule 165 requirements, but more than a year cooling period between time Form 8-K was filed and commencement of exchange offer

4.	We note the following disclosure contained in your revised Form S-4: “the likelihood of a material amount of such expense or claims being incurred by or made against the combined company, in relation to its post-Acquisition size, is remote, because stockholders had the opportunity to convert their shares into cash on the terms originally established in our IPO and were informed of their possible right to rescind their purchase of Great Wall shares at the time we amended our charter to extend the Acquisition deadline after a substantial majority vote in favor, and because no stockholder has to date asserted any such claim against the Company.” If, you cannot provide a basis for such statement and, as you assert, you “have neither sought nor obtained an opinion of counsel as to the legal assertions concerning these matters set forth in the proxy statement/prospectus” and please remove such assertion and all other legal assertions contained in your proxy statement/prospectus.
Response to Comment 4
     We have removed such legal assertions from page 4 of the proxy statement/prospectus.
5.	We note the Form 8-K filing made by Great Wall on November l 3, 2006. We also note the following statement in such filing:

“Since this proposed business combination was announced on September 13, 2005, the Company, based on ChinaCast’s representations to it, has included descriptions of ChinaCast as a “leading provider” of “e-leaning services and content” in a number of its public filings, including the Company’s reports and registration statement filed under the Securities Exchange Act of 1934 and the Securities Act of 1933. Since it is more accurate to describe ChinaCast as a “carrier” (as opposed to a “provider”) of e-learning content, the Company may be subject to claims based on such description of ChinaCast’s business.”

Since it appears that statements with respect to content may have originated from ChinaCast itself, and the provision of content appears to have been a material consideration in the decision to engage in a transaction with ChinaCast (as suggested by the second sentence of Great Wall’s Form 8-K filed on September 13, 2005: “CCHL is one of the leading providers of e-learning services and content to address the needs of K-12 schools, universities, government agencies and corporate enterprises in the PRC...”), please provide disclosure in your letter to shareholders, Q&A Section, First page of the prospectus, and all other Locations in which this issue is discussed detailing the following:
•	The date upon which Great Wall’s Director(s) were first made aware that ChinaCast did not provide content;

•	Whether Great Wall’s Director(s) at the time considered such a discovery to be material to their decision to proceed with the ChinaCast Acquisition;

•	The factors they considered and the analysis they undertook to determine to proceed, and

•	The extent to which ChinaCast’s statement with respect to content factored into the valuation analysis made.
     We may have further comment.
Response to Comment 5

From the beginning we have been informed by ChinaCast that it does in fact provide educational content that it sells to K-12 schools in China. Our response to the Staff’s previous comments addressed the characterization of ChinaCast as a “leading provider of e-learning content,” in light of the fact that its content revenues are not particularly significant in relation to the entire industry in China. Great Wall has been aware that ChinaCast is primarily a “carrier” of content as opposed to a “provider” since prior to the time it commenced negotiations with ChinaCast in March, 2005, at which time ChinaCast’s content “carrier” business was perceived to have at the time greater growth potential than the “provider” business. While Great Wall believed that there was potential to broaden ChinaCast’s development and distribution of its content in the future, it viewed ChinaCast as an attractive target primarily because of its carrier/distance learning business. While the content provider business has relatively higher margin, Great Wall concluded the carrier business was more stable, pending further development of, among other things, IPTV technology in China. We have added disclosure with respect to this issue in the letter to shareholders, the cover of the prospectus, the Q&A section and on pages 2, 32, 34, 39 and 43.
6.	We note your response to our previous comment one that the company will comply with all requirements of Regulation 14E. We further note the disclosure in the Q&A section that the ChinaCast majority have agreed to accept the offer within seven days after commencement of the offer thereby giving Great Wall control of ChinaCast and constitution consummation of the Acquisition. Because Rule 14e-1(b) requires an offer to remain open for twenty business days, it is unclear how the company can consummate the acquisition after the offer has been open for seven days. Please advise. Further, we note from page 3 that the company no longer intends to acquire shares from the ChinaCast majority “in private purchases or otherwise” but will seek to acquire the shares “as soon as possible under Singapore law.” The company’s intent in this regard is unclear. Please advise as to how the company may acquire the shares.
Response to Comment 6
The purchases to be made by the Company of the shares held by the ChinaCast Majority shareholders will be purchases made pursuant to the letters of undertaking (the “Letters of Undertaking”) in accordance with Rule 14e-5(b)(7) (Purchases Pursuant to Contractual Obligations) and will, therefore, not be subject to either the twenty business day requirement set forth in Rule 14e-1 or, as we have been advised by Singapore counsel (as indicated in the attached letter from Wong Partnership) that notwithstanding that the offer will remain open for at least 28 days from the date on which the offer document is posted, settlement and closing of the acquisition of the shares held by the CCHL Majority could take place prior to the close of the offer. The following is our analysis of Rule 14e-5(b)(7) as it applies to the purchases by the Company of the shares held by the ChinaCast Majority.
Prior to the date on which the Company made any formal announcement of the tender offer, each of the shareholders in the ChinaCast Majority executed Letters of Undertaking pursuant to which each such shareholder agreed to exchange such shareholder’s shares of ChinaCast stock for shares of the Company. The ChinaCast Majority made this binding and irrevocable investment decision pursuant to a contractual agreement outside of the tender offer (see our response to comment number 1). The Letters of Undertaking were governed by Singapore law (the Letters of Undertaking were extended in July 2006 until May 2007). As per the attached letter of Wong Partnership, the date of formal announcement of the tender offer is to be made after all pre-conditions to the commencement of the tender offer are satisfied. Accordingly, the announcement of the tender offer will be made on the date following the date on which the Company’s shareholders have voted to approve the acquisition of ChinaCast (although Singapore counsel is currently seeking regulatory approval to provide a formal announcement shortly after the announcement of the definitive date of the Special Meeting, but prior to the date of the Special Meeting). We have been advised by Singapore counsel that as of the date on which the Company commences the tender offer, the obligation of each of the shareholders in the ChinaCast Majority to sell their ChinaCast shares to the Company in accordance with the terms of the Letters of Undertaking is binding and irrevocable under Singapore law, and provided that the ChinaCast Majority comply with their obligations under the Letters of Undertaking (which are binding and irrevocable) the obligation of the Company to purchase the ChinaCast shares held by the ChinaCast Majority in accordance with the items set forth in the Letters of Undertaking is binding and irrevocable under the Singapore Code on Takeovers and Mergers, except with the consent of the Singapore Securities Industry Council. The Company will disclose, in its Singapore offering materials, the existence of the Letters of Undertaking, the identity of the shareholders who comprise the ChinaCast Majority, the number of shares subject to the Letters of Undertaking and the fact that the per share purchase price to be paid for the shares sold to the Company by the shareholders in the ChinaCast Majority will be identical to that paid to the shareholders in the tender offer.
7.	We note the following disclosure within your Q&A section: “The ChinaCast Majority have agreed to accept the Stock Offer within seven business days after the date of dispatch of the offer document in respect of the Offer, giving Great Wall control of ChinaCast, and therefore constituting consummation of the Acquisition.” Please clarify in your disclosure whether such “constituting consummation of the Acquisition” will comply with Singapore legal requirements. Your counsel has indicated in phone calls with the Staff that the tender offer would need to remain open in Singapore for 30 days. Please provide a legal analysis as to the manner by which you consummate the transaction prior to such 30 day period. We may have further comment.
Response to Comment 7
As discussed above in our response to Comment No. 6, we have been advised by Singapore counsel (as per the attached letter of Wong Partnership) that although under the rules of the Singapore Code on Takeovers and Mergers, tender offers are required to remain open for at least 28 days from the date on which the offer document with respect to the tender offer is first sent to security holders, the purchase by the Company of the ChinaCast stock held by the ChinaCast Majority pursuant to the Letters of Undertaking may be consummated at any time after the date on which the tender offer is dispatched in Singapore provided that the ChinaCast Majority Shareholders have submitted their shares for sale to the Company as of such date. Pursuant to the Letters of Undertaking, the ChinaCast Majority has agreed to submit its shares for sale to the Company by no later than the seventh business day after the date on which the tender offer documents are first sent to security holders. Since the shares held by the ChinaCast Majority constitute more than 50% of the outstanding shares of ChinaCast, under Singapore law, completion of the purchase of these shares will constitute the acquisition of Majority Control of ChinaCast. A statement that consummation of the Acquisition in this manner will comply with Singapore law has been added on the fifth page of the “Questions and Answers” section of the proxy statement/prospectus and on pages 3, 31 and 38 of the proxy statement/prospectus. The Company will then purchase as many of the remaining outstanding shares of ChinaCast as are tendered in the Singapore tender offer upon the consummation of the tender offer.
November 16th Letter
1.	We reviewed your response to our prior comment two of our letter dated November 9, 2006, noting your revised disclosure. Show us where your warrant agreement, or clarification thereto, supports your assertion that Great Wall may redeem the public warrants “subject [to] there being a current prospectus under the Securities Act of 1933 with respect to the shares of common stock issuable upon exercise of the warrants issued as a part of the units in Great Wall’s initial public offering, during the entire period between the notice of redemption and the actual redemption date.” Please advise or revise.
Response to Comment 1
     We previously included this statement in the risk factor section as we did not believe we could, and therefore never intended to, redeem the warrants absent an effective and current prospectus under the Securities Act of 1933 with respect to the shares of common stock issuable upon exercise of the warrants. Although it appears that neither the Warrant Agreement nor the Warrant Clarification Agreement is clear on this point, we continue to believe that despite the absence of an express statement in the Warrant Agreement, it would be a breach of fiduciary duty to redeem the Warrants in the absence of an effective prospectus because the terms of the Warrant Agreement prevent the holder from receiving shares of common stock upon exercise of the warrant unless there is an effective registration statement/prospectus. Nonetheless, in the interest of avoiding any confusion, we have further amended the Warrant Clarification Agreement to clarify this point and have included it as Exhibit 10.11 to this proxy statement/prospectus.
ChinaCast Historical Information
Selected Operating Data, page 22
2.	We reviewed your response and revised disclosure to our prior comment three of our letter dated November 9, 2006. Although we will not object to your presentation of CCLBJ, it is not appropriate to present combined data. Please revise to disaggregate CCLBJ from your post secondary education-distance learning services combined amount in the table provided on page 22, and remove the subtotal (combined) amounts presented in the supplemental table on the top of page 23.
Response to Comment 2
     Changes to pages 22 and 23 have been made in response to the Staff’s comment.
Comparative Per Share Information, page 25
3.	We reviewed your response to our prior comment two of our letter dated November 9, 2006. We note you included book value per share data for the interim periods for both ChinaCast and Great Wall, however you removed this information for the most recent fiscal year end. Please revise your table to include book value per share data for both ChinaCast and Great Wall for the most recent fiscal year end.

Response to Comment 3
We have revised this table on page 25 to include the book value per share data for the most recent fiscal year end.
Information about ChinaCast, page 40
4.	We reviewed your response to our prior comment one of our letter dated November 9, 2006. Inclusion of portions of your response will provide significant clarification to a reader. Please revise here, on page 2 during your initial discussion of CCLBJ, and in note 1 on page 45 to clarify, if true, that CCLBJ represents CCL’s Turbo 163 business, DDN Enhancement business and Cablenet business (the “Satellite Business”). While technically not a separate legal entity, the revenues and expenses of the branch office are not commingled with those of CCL. The purpose of this arrangement was to carve out the satellite-related businesses of CCL and put them all into CCLBJ to facilitate ChinaCast’s monitoring of the Satellite Business and the computation of the service fee. CCLBJ is not consolidated in ChinaCast’s financial statements.
Response to Comment 4
     In response to the Staff’s comment, the clarification of CCLBJ’s business has been inserted in pages 2, 41 and 46 of the proxy statement/prospectus.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Operation Highlights, page 49
5.	We reviewed your revised disclosure in response to our prior comment eight of our letter dated November 9, 2006. In order to provide a reader with an understanding of the purpose of the amounts related to the revenue transfer from CCLBJ to CCLX, revise to present this information as a note to the operation highlights. This note should include disclosure clarifying that the data presented in the note is included in the revenue figures presented in the operation highlights.
Response to Comment 5
     In response to the Staff’s comment, note (1) has been inserted in page 51.
6.	Please revise to clarify if the enrollment data presented here and on page 23 is that of ChinaCast or presented on a combined basis with CCLBJ. If the data is presented on a combined basis, please reconcile the combined enrollment data to that of ChinaCast.

Response to Comment 6
     In response to the Staff’s comment, note (2) has been inserted in page 51. That disclosure has also been inserted in page 23.
Unaudited Pro Forma Condensed Financial Statements, page 66
7.	We note you provided pro forma financial statements dated June 30, 2006 for both ChinaCast and Great Wall. Please update your pro forma financial statements to September 30, 2006 for both ChinaCast and Great Wall. See also our comment below regarding the historical financial statements of ChinaCast.
Response to Comment 7
We have updated the pro forma financial statements as requested beginning on page 68.
ChinaCast Financial Statements General
8.	We reviewed your revised disclosure in response to our prior comment 21 of our letter dated November 9, 2006; however, we do not see how you have addressed our comment in its entirety. Therefore, we are reissuing our comment in part. Pursuant to Rule 3-12(g) of Regulation S-X, please revise your registration statement to provide updated financial statements for ChinaCast through the period ended September 30, 2006.
Response to Comment 8
The updated financial statements for ChinaCast through the period ended September 30, 2006 have been provided as requested.
Notes to Financial Statements Note 13 — Share Option Plans, F-23
9.	We reviewed your response to our prior comment 15 of our letter dated November 9, 2006. Your response did not address our comment in its entirety, so the comment will be partially reissued. Please revise to include the minimum disclosures required by SFAS 123(R), specifically paragraphs A240(g)(1), A240(h) and A240(k).

Response to Comment 9
In response to Staff’s comment, ChinaCast has revised Note 13 on pages F-24 and F-25.
Great Wall Financial Statements Notes to Financial Statements
Note 2 — Initial Public Offering, F-49
10.	We reviewed your response to our prior comment 19 of our letter dated November 9, 2006. Your response did not address our comment in its entirety, so the comment will be partially reissued. Please revise to clarify that the warrants may expire unexercised and worthless if a prospectus relating to the common stock to be issued upon the exercise of the warrants is not current and a purchaser of units may have paid the full unit purchase price solely for the share component of the units. Revise disclosure in your interim financial statements and the combined company’s securities following the offer section (page 82) accordingly.
Response to Comment 10
     In response to the Staff’s comment we have revised the disclosure in pages 84, F-39 and F-50.

Sincerely,
/s/ Kin Shing Li

Kin Shing Li Chairman of the Board and Chief Executive Officer

cc:	Michael E. Karney
John Zitko
Securities and Exchange Commission
Mitchell S. Nussbaum

TO
Ref:  -
Date:  24 November 2006
Loeb & Loeb
345 Park Avenue,
19F New York,
NY 10154-0037
FROM
Ref:  DPS/AA/LAL/CJH
Fax:  +65 6532-5711
Direct:  +65 6416-8007
Email:  andrew.ang@wongpartnership.com.sg

ATTENTION: MR MITCHELL S. NUSSBAUM
Via Airmail
PRIVATE AND
CONFIDENTIAL
Dear Sirs
OFFER FOR CHINACAST COMMUNICATION HOLDINGS LIMITED (“CCHL”) BY GREAT WALL ACQUISITION CORPORATION (“GWAC”)
1.	We refer to the proposed offer to acquire CCHL by GWAC (the “Offer”).
Formal Offer Announcement
2.	The formal offer announcement (“the “Formal Announcement”) is an announcement by or on behalf of GWAC of its firm intention to make the Offer. The Formal Announcement has to-date not yet been made and is currently intended to be made only after the pre-conditions, including, inter alia, the obtaining of the approval of the GWAC stockholders for the proposed acquisition of CCHL, are satisfied or waived.

3.	We note that GWAC had on 21 November 2006 issued a press release stating, inter alia, that the indicative date for the special meeting (the “Special Meeting”) of GWAC stockholders to vote on the proposed acquisition of CCHL has been changed from 30 November 2006 to 11 December 2006.

4.	Although it is currently intended that the Formal Announcement will only be made after the Special Meeting is held on 11 December 2006 and the approval of the GWAC stockholders on the proposed acquisition of CCHL is obtained, we are currently seeking
Advocates & Solicitors • Notaries Public • Commissioners for Oaths • Trade Mark Agents
WongPartnership Unit 5006 Raffles City Office Tower, 268 Xizang Road Central, Shanghai, PRC 200001
Tel: +86 21 6340 3131 Fax: +86 21 6340 3315
Clifford Chance Wong A joint venture between WongPartnership and Clifford Chance offering a broad range of services, including cross-border transactions and international arbitration. Company No. 200210967G

WONGPARTNERSHIP
DPS/AA/LAL/CJH
the consent of the Singapore Securities Industry Council (“SIC”) for the Formal Announcement to be made shortly after the announcement of the definitive date of the Special Meeting, but prior to the date of the Special Meeting.
No Withdrawal of an Offer
5.	As stated in the S-4, CCHL’s shareholders holding a majority stake in CCHL (the “CCHL Majority”) have executed irrevocable letters of undertaking (“Irrevocable Undertakings”) with GWAC to sell their CCHL shares to GWAC by no later than the seventh business day from the commencement of the Offer. Subject to the terms as summarised in the S-4, these Irrevocable Undertakings are binding and irrevocable.

6.	In addition, upon the issuance of the Formal Announcement, and on the basis that the CCHL Majority fulfils their obligations under the Irrevocable Undertakings, pursuant to Rule 4 of the Singapore Code on Take-overs and Mergers (the “Singapore Code”), GWAC’s offer will be irrevocable to the extent that it cannot withdraw the Offer without the consent of the SIC. In practice, the SIC will not readily grant its consent in such a situation. In certain circumstances, even when contracting parties mutually agree to terminate a binding agreement to transfer shares in connection with a general offer, the SIC may still refuse to grant its consent for a withdrawal by the offeror of the general offer by reason of such a termination of contract.
Closing of the Acquisition of the Shares held by the CCHL Majority Pursuant to the Offer
7.	Under Rule 30 of the Singapore Code, settlement of the consideration in respect of shares accepted in an offer must take place as soon as practicable, but in any event within 21 days after:
(a)	the offer becomes or is declared unconditional in all respects; or

(b)	receipt of valid acceptances where such acceptances were tendered after the offer has become or been declared unconditional in all respects.
Thus, notwithstanding the rule that the offer must initially be open for at least 28 days after the date on which the offer document is posted, settlement and closing of the acquisition of the shares held by the CCHL Majority could take place prior to the close of the offer.
Yours faithfully
/s/ WONGPARTNERSHIP
WONGPARTNERSHIP